EXHIBIT 99.3
PURCHASES BY FOSUN INDUSTRIAL OF TONGJITANG ADSs
SINCE THE FILING OF AMENDMENT NO. 3 TO THE ORIGINAL 13D

		Number of Underlying	Price Per ADS (excluding
Trade Date	Number of ADSs	Ordinary Shares	commissions) (US$)
2008-12-9	80,000	320,000	2.2896
2008-12-10	51,400	205,600	2.3923
2008-12-11	7,849	31,396	2.4092
2008-12-12	50,000	200,000	2.3998
2008-12-15	60,000	240,000	2.3506
2008-12-16	70,000	280,000	2.2943
2008-12-17	50,301	201,204	2.1602